MOONSHOT Jr

Transforming Curious Minds

Serving B2C Customers in 9 Countries
A Silicon Valley Company
Ed-Tech, eCommerce

Alok Jain – Founder & CEO

www.moonshotjr.com

Where Do We All Stand



9% of full-time jobs by 2030
(A possible scenario: PwC)


1989
2009
2020

3.6% <30 yrs owning businesses (70% drop in last 30 yrs)
(WSJ)

1/3rd of US workers could be jobless by 2030
(McKinsey)

1.2 million students drop out of school every year
(Source)

MOONSHOT Jr
Transforming Curious Minds

Current Ecosystems are Not Future-Ready









School

Children don’t realize their passion or interest till university

Mindset

Puts kids in the GPA-based mindset rather than growth mindset

One-size-fits-all

Not catering to students, based on their intellect level

Future

Not preparing for future jobs and gig economies/ entrepreneurship

Our Approach (7-17 yrs old)

MOONSHOT Jr
Transforming Curious Minds

Exploration	Preparation	Product Innovation	E-commerce
STAGE-1	STAGE-2	STAGE-3	STAGE-4

Moonshot Jr has paying customers in over 8 countries

Discovering their Interest

- App/Game Development
- Raspberry Pi/Arduino
- Robotics
- Fine Arts

Transforming into Decision-Makers

- Entrepreneurship
- AI/ML, SmartHome, IoT
- Online Marketing
- eCommerce

Preparing for Workforce of the Future

- Empathise, Define
- Ideate, Prototype
- Testing

A Defined Product Outcome

amazon ebay KICK STARTER

- Hands-on learning
- Go-to market planning

Outcome Post Transformation of Mind

(in last 6 months)

MOONSHOT Jr
Transforming Curious Minds

DIY Science Experiment Kit	DIY Science Experiment Kit	DIY Embedded Kit	Environment-friendly bottles	DIY Technology Kit	Social Entrepreneur Project



LAVA SHOT

11 yrs

Science Experiment



AQUA SHOT

8 yrs

Became an Entrepreneur



SaniaBOX
LEARN

13 yrs

Raised $8000+ on Kickstarter



MOON PI HUB CAM
DIY CAMERA MODULE

15 yrs

Ready to Launch on



FUNTASTIC

13 yrs

Invited for a Tedx Talk

Early introduction to failure

Early Introduction to practical finance (P/L)

Stellar resume for 'college application' and 'future of workforce'

MOONSHOT Jr
Transforming Curious Minds

Data-based Learning

Moonshot Jr offers data-based learning tracked through Moonscale

Exploration — STAGE-1

Preparation — STAGE-2

Product Innovation — STAGE-3

E-commerce — STAGE-4

Collecting 50 + data points for AI/ML models

- Relationship building skills
- Socialization scale
- Artistic skills
- Listening & Speaking skills
- Financial Management skills
- Attention Span
- Comprehensive skills
- Coding skills
- Futuristic Thinking

What We Are NOT



Another online learning course



Lego and robotics class



Online coding class



Online entrepreneurship class



Software-only class

YouTube learning channel

Pricing For Classroom Sessions(<$4/hr)

B2C

Glider

$69
student / per month

4 SME one-on-one group session on weekends

4 video creation sessions / eCommerce session/ marketing sessions/ creative writing

4 classroom sessions
4 hr of e-learning videos
10 hrs of quizzes/assignments

Rocket

$139
student / per month

8 SME one-on-one group session on weekends

8 video creation sessions / eCommerce session/ marketing sessions/ creative writing

8 classroom sessions
8 hours of e-learning videos
20 hours of quizzes/assignments

B2B

Enterprise

$60K-$120K/yr (~200 kids)

Teachers training included
Online course material
Quizzes & Exercises
Round the clock support
Hardware Kits included

Pricing for 1:1 + Group Sessions (<$7/hr)

B2C

B2B

Glider

$149
student / per month

4 SME one-on-one group session on weekends

4 video creation sessions / eCommerce session/ marketing sessions/ creative writing

4 classroom sessions
4 hr of e-learning videos
10 hrs of quizzes/assignments

Rocket

$249
student / per month

8 SME one-on-one group session on weekends

8 video creation sessions / eCommerce session/ marketing sessions/ creative writing

8 classroom sessions
8 hours of e-learning videos
20 hours of quizzes/assignments

Enterprise

$60K-$120K/yr (~200 kids)

Teachers training included
Online course material
Quizzes & Exercises
Round the clock support
Hardware Kits included

Our Sales & Revenue Approach
(Next 12-16 months)

Sales Funnel

1000+ Children



5% children whose product go viral

E-Learning (SaaS Model)

1000+ Children, Average Fee $134/Month



Exploration
Preparation
Product Innovation
E-commerce
STAGE-1
STAGE-2
STAGE-3
STAGE-4

E-Commerce (Moonshot Products)

5%+ product success rate, average $70k revenue



Revenue



$1.4M
eccomerce
$1M
eLearning

This slide contains future projections which cannot be guaranteed.

MOONSHOT Jr
Transforming Curious Minds

Founders



Alok Jain
CEO

Co-founder eZdia &
Realtycohost
An **IIT-B Alumni**



Sunil Ranka
Strategy

Founder Predikly &
SVTech Podcast
Partner ZNL Ventures



Vikas Shukla
Chief Innovator

Founder & CEO
Reference Design inc
An **IIT-BHU alumni**



Vishal Malhotra
CTO

CTO at EQ2

20+
Full Time Employees

15+
Team of Mentors and Advisors

3
E-learning Agencies Partners

30+
Instructors

6+
IIT Alumni

MOONSHOT Jr
Transforming Curious Minds

Our Team – 20+ Fulltime & Growing



Tushar Mittal
VP Operations



Tulika Bhojwani
Content Lead



Kavita Chowdhary
Design Lead



Cathy R.
Sales



Jatin Jain
Marketplace



Nataly Vidales
Sales



Gautam Kumaran
Director at LatentView Analytics
An **IIT B & IIM C Alumni**



Pavan Ladha
Director of operations at Now Inc.
An **university of Houston Alumni**



Bhavya Narang
4 Years with dev hub ABG
An **IIT-B Alumni**



Soumy P
In-house media Lead



Parth Choksi
Entrepreneur with multiple ventures
An **IIT-B alumni**











MOONSHOT Jr
Transforming Curious Minds

Advisors



Ken Burke

- Founder of 4 online tech companies
- Sold MarketLive (eCommerce platform) at $100M+



Amar Rajashekhar

- Co-founder - Edcite
- Edcite skill assessment platform - 2.5 million students in USA



Reuben Advani

- Founder of Telestrat education, (sold the company)
- ex-CEO, Global STEM alliance (400+ employee)

Consultants



Alexis Stadler
Student Counselor



Aditi Deo
Skill Assessment Therapist



Shambhavi Alve
Child Psychologist

MOONSHOT Jr
Transforming Curious Minds

TAM (US)

MARKET	MSJ VALUE PROP	SIZING BASED ON	EFFECTIVE MARKET	TOTAL MARKET (TAM)	MSJ SERVICEABLE MARKET	EFFECTIVE SHARE OF MARKET*
Tech edu - content	Practical for young learners (7-17)	55M (demographic)	11M 20%	$2.2B size* value($200/yr) ; $200 avg spend	$440M (20% based on current product line)	$110M (A quarter in Year 1-2)
Tech - Preneurship	Creative works of art in tech by young innovators, with help from MSJ platform (10-17)	45M (demographic)	2.25M 5%	$3.375B size* value(1500/yr)	$337.50 (a conservative 10% share of this new market)	$84.37M (A quarter captured in Year 1-2)
Market places (tech toys, learning and hobby etc.)	Built, curated and re- invented By MSJ eco system	$2B annual	$2B annual 20%	$2B annual Note: CAGR is 15% to reach $25B globally	100M (1% MSJ can capture over time)	10M (A tenth capture Y 1-2)
Effective TAM MSJ Y1-2						$204.37M
Effective TAM MSJ Y3-5					$877.5M	

Our Ask

- Seed fund for next 12 months
- 1000+ Students
- $2.4M+ Revenues (12-16 months)

Fund Utilization

20% Platform	40% Client Acquisition	20% Course Creation	20% Operations

This slide contains future projections which cannot be guaranteed.

MOONSHOT Jr
Transforming Curious Minds

Journey So Far

2019

Inception & Concept
Oct 2019

Worked on prototype
Oct 2019

Company Registration & Hiring
Nov 2019

Dec 2019
Initial Hiring (3 fulltime employees)

2020

First Moonshot Jr child launched her product Sania Box
Jan 2020

Raised $ 8500+ on Kickstarter Sania Box
Feb 2020

Mar 2019
Started India Subsidiary

2 More Moonshots Launched

Raised $125K (Friends and Family)
Mar 2020

Apr 2019
2 Moonshots Launched, Fireside chat went viral Hired 5 more employees

Team grown to 15 members
May 2020

Team grown to 20 members (raised $225K total)
June 2020

First batch with 40 students started
July 2020

Go-to Market Plan

Marketing Efforts

- Digital Ads

External Marketing Network (organic)

- Instructors
- Parents
- Mentors
- Parent Webinars
- Parent Meetups


Using Internal & External Resources

Lead Gen

- Lead-gen campaign via LinkedIn/Facebook
- Freemium Model
- 3 webinars/week
- Videos (by students)
- Products Powered by Moonshot
- School Partnerships

Media Content

- Educational Videos
- Expert Interviews
- Topical Videos

Competition Analysis

MOONSHOT Jr
Transforming Curious Minds

	FOCUS	MARKET TO	TUTOR OPTION	MONEY RAISED	COMMUNITY	KEY VALUE PROP
MSJ	Premium content, plus hands on to expert guide	Direct - parents schools upcoming	Yes	No	Coming soon	Tech + Entrepreneurship
Whitehat Jr	Coding	Direct parents	Yes	Yes	No	Tech
QUIZLET	Narrow- DIY Academics	Teachers Students	No	Yes	No	Custom content (school and outside)
LAMBDA SCHOOL	Coding	Beyond HS Learner	Yes- slack	Yes 48M	Yes- class	Private school (part time/ fulltime)
MICRO VERSE	Coding, IT school	Beyond HS Learner	Yes	Yes	Yes- class	No tution upfront
COURSEHERO	Enrichment		Yes		Yes	Content for - HS success / college readiness
VENTURE LABS	Non- profit -to spread enter	Training schools, other non-profits, and after schools (Teachers)	Yes	No	Yes	Camps, activits, events etc. for girls
UNCHARTED LEARNING	Coding+ Incubator		Yes -cLass	Not for profit	Yes-hundreds of Schools	
BORN PRENEUR	Entrepreneurship at early age	Direct parents	Yes		No	Not online (India Center)

Thank You

alok.j@moonshotjr.com

MOONSHOT Jr
Transforming Curious Minds

www.moonshotjr.com